i-80 Gold Reports Q1 2024 Operating Results

Reno, Nevada, May 13, 2024 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”) reports its operating and financial results for the three months ended March 31, 2024. i-80’s unaudited condensed consolidated interim financial statements (“Financial Statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the three months ended March 31, 2024, are available on the Company’s website at www.i80gold.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars (C$ represents Canadian dollars).

2024 FIRST QUARTER HIGHLIGHTS
•Gold sales of 2,486 ounces at a realized gold price of $2,083 per ounce sold1.
•10,167 tons of mineralized material sold for total revenues of $3.2 million.
•Continued drilling of polymetallic mineralization at the Ruby Hill mine (4,032 feet).
•Continued underground core drilling delineation of the CSD Gap and Helen zones at the McCoy-Cove project (3,594 feet).
•Completed non-brokered private placement of common shares for aggregate gross proceeds of C$23.5 million.
•March 31, 2024 cash balance of $13.1 million and $39.0 million in restricted cash.

RECENT DEVELOPMENTS

Bought Deal Public Offering

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69,698,050 units (each, a “Unit“) at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115 million (the “Offering“). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant“). Each Warrant is exercisable to acquire one common share for a period of 48 months from closing of the Offering at an exercise price of C$2.15 per share. The Offering was completed pursuant to a short form prospectus dated April 25, 2024 (the “Prospectus“).

“The extension of the delivery requirements under the gold prepay and silver purchase agreements with Orion Mine Finance coupled with the recently completed bought deal public Offering, significantly enhance our financial flexibility and positions the Company to continue to execute on its plans", stated Ryan Snow, Chief Financial Officer of i-80. “We continue to advance exploration and definition drilling at Granite Creek and McCoy-Cove and permitting activities at our projects allowing the Company to advance our projects towards the ultimate goal of building a mid-tier Nevada focused producer."

	Three months ended March 31,
(in thousands of U.S. dollars, unless otherwise noted)	2024	2023

Revenue	8,413	4,548
Cost of sales(1)	(7,904)	(6,542)
Depletion, depreciation and amortization(1)	(377)	(1,421)
Mine operating income (loss)	132	(3,415)

Expenses
Exploration, evaluation, and pre-development	2,782	8,979
General and administrative	4,578	5,191
Property maintenance	3,405	2,449
Share-based payments	530	1,308
Operating loss	(11,163)	(21,342)
(1)    For the three months ended March 31, 2024, includes an inventory impairment of nil (2023 - $4.0 million)

Production and sales totaled 2,486 gold ounces for the quarter at a realized gold price of $2,083 per ounce sold1. Additionally, mineralized material sales totaled 10,167 tons for the quarter for proceeds of $3.2 million.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Exploration, evaluation, and pre-development costs were $2.8 million for the quarter. This expenditure mainly reflects the exploration and pre-development work at McCoy-Cove and Ruby Hill.

Granite Creek
Highlights for the three months ended March 31, 2024, include:

•10,167 tons of mineralized material sold under the Ore Sale Agreement for proceeds of $3.2 million.
•28,500 tons of mineralized material added to stockpile, bringing the total stockpile material to 37,907 tons before sales.
•3,178 feet of horizontal development.

Management of increased groundwater inflows into the underground workings continues to be a top priority. Dewatering Well #6 was completed and is in operation, and a second contact water discharge line was commissioned from the underground workings.

McCoy-Cove
The Cove deposit and the McCoy-Cove Property is expected to be the core asset in the Company’s “hub and spoke” business plan and likely the highest-grade gold deposit in i-80’s portfolio. During the quarter the Company achieved high grade infill drilling results at Helen and Gap Zones with 3,594 feet of total drilling completed.

Ruby Hill
During the quarter drilling at Ruby Hill was focused on infill drilling of the Hilltop zones for metallurgical sampling in relation to the previously announced potential joint venture. 4,032 feet of core drilling was completed during the quarter, fully funded by the potential joint venture partner in order to complete due diligence during the exclusivity period. Drilling highlights for the quarter include:

•0.2% Zn, 6.3% Pb, 180.0 g/t Ag & 2.2 g/t Au Over 5.0 m in hole iRH24-01
•6.2% Zn, 5.6% Pb, 198.0 g/t Ag & 1.0 g/t Au Over 3.6 m and 13.4% Zn, 2.5% Pb, 93.7 g/t Ag, & 0.6 g/t Au over 5.5 m in hole iRH24-02
•13.7% Zn, 0.6% Cu, & 17.5 g/t Ag Over 57.8 m in hole iRH24-03

Residual leaching activities at Ruby Hill produced and sold 444 ounces of gold during the quarter at a realized gold price of $2,016 per ounce sold1. As the heap leach pad is nearing the end of its production cycle the Company continues to analyze the breakeven cost and anticipates that the heap leach pad will cease production in 2024.

Lone Tree
Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

During the quarter the Company continued its review of the value engineering studies and total refurbishment costs for the autoclave.

Lone Tree produced and sold from its residual leaching activities 2,042 ounces of gold during the quarter at a realized gold price of $2,097 per ounce sold1.

AGM & Investor Day Presentation
The Company will hold an “Investor Day” presentation immediately following its Annual General Meeting (AGM) on May 14, 2024, being held at Bennett Jones LLP office – 100 King St W Suite 3400, Toronto in the Canada Boardroom on the 34th floor. The in‑person AGM will begin at 4:00pm EST followed by the Investor Day presentation commencing at 4:30pm EST. The presentation can also be accessed via a conference call and webcast (details below). Investors are invited to attend the event in‑person where they can meet and discuss details with members of i-80’s Board of Directors and Management Team.

Conference Call Participant Details
Webcast URL:	https://app.webinar.net/eb85pbLyxrG
Phone Number Information:	North American Toll-free: 1-888-664-6383
Local Toronto: 1-416-764-8650
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Qualified Persons
Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed this press release and are the Qualified Persons for the information contained herein and are a "Qualified Person" within the meaning of National Instrument 43-101.

About i-80 Gold Corp.
i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:
Ewan Downie – CEO
Ryan Snow - CFO
Matt Gili – President & COO
Matthew Gollat – Executive Vice-President
1.866.525.6450
Info@i80gold.com
www.i80gold.com

Forward-looking information
Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on its mineral projects and future production, development and exploration results, the expectation that Lone Tree will become the hub of i-80’s Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits; and the expectation that the Cove deposit and the McCoy-Cove Property will be the core asset in the Company’s “hub and spoke” business plan and likely the highest-grade gold deposit in i-80’s portfolio. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR+ at www.sedarplus.ca.
NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.
Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended March 31,
(in thousands of U.S. dollars, unless otherwise noted)		2024	2023
Nevada production
Revenue per financial statements		$8,413	4,548
Mineralized material sales revenue		$(3,198)	—
Revenue without mineralized material sales (i)		$5,215	4,548
Silver revenue from mining operations		$(37)	(20)
Gold revenue from mining operations		$5,178	4,528
Ounces of gold sold	ounce	2,486	2,349
Average realized gold price	$/ounce	2,083	1,928

Lone Tree
Revenue per financial statements		$4,302	1,305
Silver revenue from mining operations		$(19)	(4)
Gold revenue from mining operations		$4,283	1,301
Ounces of gold sold	ounce	2,042	663
Average realized gold price	$/ounce	2,097	1,962

Ruby Hill
Revenue per financial statements		$913	2,382
Silver revenue from mining operations		$(18)	(16)
Gold revenue from mining operations		$895	2,366
Ounces of gold sold	ounce	444	1,242
Average realized gold price	$/ounce	2,016	1,905

Granite Creek
Revenue per financial statements		$3,198	861
Mineralized material sales revenue		$(3,198)	—
Revenue without mineralized material sales (i)		$—	861
Silver revenue from mining operations		$—	—
Gold revenue from mining operations		$—	861
Ounces of gold sold	ounce	—	444
Average realized gold price	$/ounce	—	1,939
(i) Does not include revenue from mineralized material sales.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Adjusted loss
Adjusted loss and adjusted loss per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted loss nor adjusted loss per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted loss to the net earnings / (loss) for each period. Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

	Three months ended March 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2024	2023

Net loss for the period	$(15,716)	$(13,118)
Adjust for:
Gain on warrants	2,630	5,568
Gain on convertible loans	6,115	8,366
Loss on deferred consideration	—	(427)
Loss on fair value measurement of gold prepay derivative	(3,498)	(3,091)
Loss on fair value measurement of silver purchase derivative	(857)	(857)
Inventory impairments	—	(4,025)
Total adjustments	$4,390	$5,534
Adjusted loss for the period	$(20,106)	$(18,652)
Weighted average shares for the period	305,324	245,603
Adjusted loss per share for the period	$(0.07)	$(0.08)
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.